TD Bank Group 66 Wellington Street West TD Tower, 15th Floor Toronto ON M5K 1A2

September 13, 2013

VIA EDGAR

Stephanie J. Ciboroski

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. Ciboroski:

Re:	Response of The Toronto-Dominion Bank (the “Bank” or “TD”) to the Securities and Exchange Commission’s (“SEC” or the “Staff”) letter dated August 14, 2013 relating to the Bank’s Form 40-F for the Fiscal Year Ended October 31, 2012 filed December 6, 2012 (File No. 1-14446)

Thank you for the opportunity to provide you with TD’s response to your letter dated August 14, 2013 (the “Staff Letter”) regarding the above-referenced filing. Our responses to the Staff Letter have been included in Appendix A of this letter.

TD hereby acknowledges that:

(i)	We are responsible for the adequacy and accuracy of the disclosure in the filings;
(ii)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
(iii)	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (416) 308-8279 or Xihao Hu, Senior Vice President and Chief Accountant, at (416) 983-1671 if you require additional information.

Very truly yours,

/s/ Colleen Johnston ________________
Colleen Johnston
Group Head Finance, Sourcing & Corporate Communications
and Chief Financial Officer

cc:	Lindsay McCord (United States Securities and Exchange Commission)
Staci Shannon (United States Securities and Exchange Commission)
Norie Campbell (Group Head Legal, Compliance, AML and General Counsel)

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 Appendix A - TD’s responses to comments in the Staff Letter

To assist your review, we have reproduced the text of the Staff's comments in bold below and the numbered paragraphs of this Appendix correspond to the paragraphs of the Staff Letter. Proposed enhanced disclosures have been added for illustrative purposes only and may be further revised. Where proposed changes to existing disclosures have been provided in our response to the Staff’s comment, the changes have been underlined for the Staff’s convenience. All references to currency are in Canadian dollars.

Form 40-F for the Fiscal Year Ended October 31, 2012

Exhibit 99.3

Notes to the Consolidated Financial Statements, page 9

Note 2 Summary of Significant Accounting Policies, page 10

Counterparty-Specific Allowance, page 13

1.	Refer to your response to prior comment 5 where you state that in Canada, you also use the “Emili” customized mortgage and property valuation rating system which is subject to review by an independent third party. Please tell us if you perform procedures, other than reliance on a third party review, to assess the accuracy and validity of the valuation information within the Emili system. In addition, confirm that you will disclose in future filings, your utilization of and validation procedures for other asset valuation models (AVMs) and Emili.

As discussed in our response to prior comment 5, the Bank uses automated valuation models (AVMs) and ‘emili’. ‘Emili’ is a risk management tool that contains a property valuation component which is in substance an AVM. ‘Emili’ is a customized application that is owned and operated by Canada Mortgage & Housing Corporation (CMHC), a Canadian government-owned Crown corporation. ‘Emili’ is used by CMHC in assessing applications for CMHC-issued default insurance for mortgages and home equity secured lines of credit in Canada. The property risk assessment model component of CMHC’s ‘emili’ is also used widely across the Canadian banking industry, including by TD for automated confirmation of property value when adjudicating loans collateralized by residential real estate.

In addition to review by an independent third party, the Bank has established internal procedures for validating results provided by CMHC. Quarterly, the Bank selects a sample of properties that were submitted to CMHC for confirmation of property value during the prior quarter. The sampled data includes a cross-section of properties from different provinces, application types (purchase and refinance) and property types. Drive-by appraisals are completed by a national property appraisal company. The appraised values are compared against the property value confirmation provided by CMHC. Consolidated results are evaluated against defined variance threshold levels. The results from the most recent review were considered satisfactory.

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We confirm that we will disclose in future 40-F filings our utilization of and validation procedures for AVMs. The following is the proposed additional disclosure to be included in the Bank’s fiscal 2013 Form 40-F filing:

Management’s Discussion and Analysis

HOW WE MANAGE CREDIT RISK

Credit Risk Mitigation

We use appraisals and automated valuation models (AVMs) to support property values when adjudicating loans collateralized by residential real property. These are computer-based tools used to estimate or validate the market value of homes using market comparables and price trends for local market areas. The primary risk associated with the use of these tools is that the value of an individual property may vary significantly from the average for the market area. We have specific risk management guidelines addressing the circumstances when they may be used and processes to periodically validate AVMs including obtaining third party appraisals.

Acquired Credit-Impaired Loans, page 13

2.	Refer to your response and proposed disclosure to prior comment 6 regarding the acquisition of the MBNA credit card portfolio. We note that the estimated fair value of acquired performing loans reflects incurred credit losses and the estimated fair value of acquired credit-impaired (ACI) loans reflects incurred and future expected credit losses at the acquisition date. You defined the ACI loans as all loans that were greater than 60 days past due or whose revolving privileges had been terminated as of the acquisition date. Please tell us the following related to the MBNA acquired loans portfolio:

The following is background information to our response to the Staff’s comments on Acquired Loan Accounting.

We consider acquired credit-impaired (ACI) loans to be loans that on acquisition, have exhibited evidence of deterioration in credit quality since origination for which it is probable that we will be unable to collect all contractually required payments. ACI loans are initially measured at fair value, which considers credit losses at the acquisition date. All credit losses on ACI loans are incurred losses as they relate to loss events that have already occurred and are provided for in the acquisition credit mark. The credit mark is not accreted, but is used to absorb loan charge-offs on acquired balances. Subsequent to acquisition, an incurred but not identified (IBNI) loan allowance is assessed and recorded for credit losses greater than remaining within the credit mark.

Acquired loans that are not ACI loans are considered acquired performing loans and are also initially measured at fair value, which considers credit losses at the acquisition date. The acquisition credit mark consists of two components: (1) the credit mark for incurred losses; and (2) the credit mark for future expected losses. For acquired performing loans, we consider incurred credit losses as those expected to emerge within the loss confirmation period (LCP), which is the period between when a loss event occurs and when the resulting credit loss is identified. The LCP is determined using statistical analysis, based on historical credit loss experience and is also considered in the calculation of our collectively assessed, IBNI loan allowances under IAS 39. All credit losses that emerge during the LCP are incurred losses as they relate to loss events that have already occurred and are provided for in the acquisition credit mark. The credit mark for incurred losses is not accreted, but is used to absorb loan charge-offs on acquired balances. We consider future expected credit losses as those related to loss events expected to occur after the LCP. The credit mark for future expected credit losses is accreted over the estimated life of the loans using the effective interest rate method (EIRM). Subsequent to acquisition, an IBNI loan allowance is assessed and recorded for post-acquisition credit losses and for incurred credit losses greater than remaining within the credit mark.

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•	Clarify for us whether the response to the first bullet point regarding the estimated average life being shorter than the estimated loss confirmation period over which incurred but not identified credit losses were expected to be identified applies to your performing loans or ACI loans as you reference both in the second paragraph.

Our reference to the first bullet of prior comment 6 should have referred only to the acquired performing loans portfolio.

•	If the above statement applied to your acquired performing loans, explain in greater detail why the estimated average life of the performing loan portfolio impacted the credit mark, and clarify whether this was the only factor considered in determining that the credit mark on the acquired performing loans was incurred versus future. In your response, tell us the estimated average life of the acquired performing loans and the estimated loss confirmation period.

The estimated average life of the acquired performing MBNA loans was approximately 8.5 months and the LCP was determined to be 10.5 months. The LCP is the period in which incurred losses are expected to emerge. As such, since the estimated average life of the loans was shorter than the LCP, all credit losses represent incurred losses. The estimated average life being shorter than the LCP was the only factor considered in our determination that the credit mark on acquired performing MBNA credit card loans included only incurred losses. Please refer to the background section above for an explanation of how the LCP is determined.

•	Tell us the total number and dollar value of each of the loan pools you had that were acquired performing and the number and dollar value of the loan pools that had incurred credit losses at acquisition. Additionally, explain how you differentiate between loan pools with incurred losses and without incurred losses within this portfolio.

As discussed in the background section above, acquired loans are disaggregated between performing and ACI loans on acquisition, based on whether they have exhibited evidence of deterioration in credit quality since origination for which it is probable that we will be unable to collect all contractually required payments. ACI loans were determined to be all loans that were greater than 60 days past due or whose revolving privileges had been terminated or significantly reduced as of the acquisition date. Within both the performing and ACI loan portfolios, credit loss modeling was performed to forecast credit losses within the portfolios.

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Acquired performing loans with contractual payments due of $7.6 billion and ACI loans with contractual payments due of $0.2 billion were acquired as part of the acquisition of the MBNA credit card portfolio. The acquired performing loan portfolio is separately tracked, and credit losses are separately managed from the ACI loans within the MBNA credit card portfolio.

3.	Refer to your proposed disclosure on acquired loans included in response to prior comment 6. You state that all acquired loans are initially measured at fair value which considers incurred and expected future credit losses estimated at the acquisition, and that loans acquired with evidence of incurred credit loss are considered to be ACI loans. We note that you accrete to the expected cash flows, which excludes future expected credit losses on your acquired credit impaired loans with or without revolving terms. Please address the following:

•	Tell us the amount of future expected credit losses for all ACI loans as of October 31, 2012. Also, explain how not accreting future expected credit losses is consistent with the definition of the effective interest method within IAS 39.9 and the basis for conclusions in IAS 39.BC32.

ACI fixed term and ACI revolving loans are initially measured at fair value with any interest mark accreted over the estimated life of the loans using EIRM. All credit losses on ACI loans are incurred losses as they relate to loss events that have already occurred and are provided for in the acquisition credit mark. Credit marks on ACI loans are not accreted, but are used to absorb loan charge-offs on acquired balances. Consistent with IAS 39.BC32, our estimate of future cash payments for ACI fixed term and ACI revolving loans includes credit losses because the price we paid for the loans reflects credit losses that have occurred.

•	Confirm that the only portfolio of loans with incurred credit losses at acquisition are ACI loans and revolving loans where the estimated average life was shorter than the estimated loss confirmation period over which the incurred but not identified credit losses are expected to be identified. Also, confirm that you did not consider events expected to occur in a future period in the incurred credit mark estimate except for the revolving loans.

As discussed above, our ACI loans and performing revolving loans where the estimated average life is shorter than the LCP are the only acquired loans with incurred credit losses at acquisition.

No events expected to occur in future periods are considered in the incurred credit mark estimate.

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•	For loans with incurred losses at acquisition, identify the characteristics that comprise these loans. For example, are they past due or do they have a risk rating that is associated with poor credit quality?

For our acquisitions of fixed term loans, the characteristics used to disaggregate the portfolio between acquired performing and ACI loans are primarily days past due and FICO scores on acquisition.

For our acquisitions of revolving loans, credit losses on both acquired performing revolving loans where the estimated average life of the loans was shorter than the LCP and ACI revolving loans are incurred losses. The characteristics we used to disaggregate the portfolio between performing and ACI loans primarily include days past due and whether revolving privileges have been terminated or significantly reduced.

•	Discuss whether the loans with incurred losses were purchased at a discount due to credit quality, and clarify how the incurred credit losses are reflected in the price.

The purchase price on our acquired loan portfolios was allocated based on the respective fair value of all assets and liabilities acquired as part of the business combination transaction. Incurred credit and future expected losses would be considered in the determination of the fair value of acquired loans.

Estimated loan losses on acquisition are reflected in the loan’s fair value as a discount as a result of credit losses that have occurred and are present in the portfolio.

•	You state that the fair value adjustments on acquired loans also reflect the acquired loan’s interest rate in comparison to then current market rates. Clarify what you mean by this statement and whether you are implying that the effective interest rate is equivalent or similar to a market yield. To the extent that the effective interest rate is not similar to a market yield, tell us why and how you concluded that the effective interest rate determined for these loans is consistent with the guidance in IAS 39.BC32.

The purchase price and initial measurement of acquired loans is based on fair value, which takes into consideration differences between the loan’s contractual interest rate and current market rates. Any fair value adjustment related to interest rate differences is amortized through the EIRM based on estimated future cash flows over the loan’s expected life, resulting in interest income recognition similar to a market yield at the time of acquisition.

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